SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)^

YOUNGEVITY INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

987537206
(CUSIP Number)

Stephan Wallach
2400 Boswell Road
Chula Vista, CA 91914
(619) 934-3980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

^	This Schedule 13D also serves as Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2019 by Michelle Wallach

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 987537206

1	Names of Reporting Persons Stephan Wallach
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 627,811
	8	Shared Voting Power: 14,000,000
	9	Sole Dispositive Power: 627,811
	10	Shared Dispositive Power: 14,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,627,811
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 48.3%(1)
14	Type of Reporting Person (See Instructions): IN

(1)
This percentage and the percentages in Box 13 on the following pages are based 30,270,360 shares of the issuer’s common stock outstanding as of September 30, 2019. The foregoing number of shares outstanding is according to the issuer’s prospectus supplement dated December 17, 2019.

CUSIP No.: 987537206

1	Names of Reporting Persons Michelle Wallach
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 625,000
	8	Shared Voting Power: 14,000,0000
	9	Sole Dispositive Power: 625,000
	10	Shared Dispositive Power: 14,000,0000
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,625,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 48.3%
14	Type of Reporting Person (See Instructions): IN

EXPLANATORY NOTE

The following constitutes Amendment No. 1 to the Schedule 13D (as amended to date, the “Schedule 13D”) filed by Stephan Wallach (“Amendment No. 1”) relating to the shares of common stock, $0.001 par value per share, of Youngevity International, Inc. (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in the Schedule 13D.

This Amendment No. 1 also serves as Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on February 8, 2019 by Michelle Wallach (“Michelle’s 13D”). This Amendment No. 1 amends and supplements Michelle’s 13D as specifically set forth herein; otherwise, all items or responses not described herein remain as previously reported in Michelle’s 13D.

While the Reporting Persons determined that they may be deemed a group pursuant to Securities Exchange Act Rule 13d-5(b)(1), the Reporting Persons expressly disclaim status as a “group” for purposes of the Schedule 13D.

Item 2. Identity and Background
Paragraph (c) of Item 2 of Michelle’s 13D is amended and replaced with the following:

(c)
Ms. Wallach is the Chief Operating Officer of the Issuer and served as a member of the Issuer’s board of directors from 2011 until February 11, 2020.

Item 4. Purpose of Transaction
The Reporting Persons plan to acquire, directly or indirectly, the Direct Selling Business Unit of the Issuer and its related assets (such transaction, the “Transaction”) and have entered into a non-binding term sheet with the Issuer with respect to the Transaction, which is attached hereto as Exhibit 99.2 (the “Term Sheet”). The Term Sheet is non-binding and the Reporting Persons do not yet have any binding agreement with the Issuer with respect to the Transaction, and there are no assurances that any such agreement will be reached on the terms set forth in the Term Sheet or at all, or if reached, that any transaction contemplated thereby will be consummated. Furthermore, no legally binding obligation with respect to the Transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. The Reporting Persons reserve the right to terminate their plans for the Transaction at any time and for any reason or no reason.

The Transaction, if consummated, may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

Other than as described in this Amendment No. 1, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.
The percentage of the of the Issuer’s common stock (the “Common Stock”) beneficially owned by the Reporting Persons as previously reported in Schedule 13D and in Michelle’s 13D is hereby amended and replaced with the following:

As of March 11, 2020, Mr. Wallach beneficially owns 48.3% of the outstanding Common Stock.

As of March 11, 2020, Ms. Wallach beneficially owns 48.3% of the outstanding Common Stock.

The foregoing percentages are based on 30,270,360 shares of Common Stock outstanding as of September 30, 2019, as reported in the Issuer’s prospectus supplement dated December 17, 2019.

There have been no transactions in the class of securities reported on that were effected during the past 60 days by any of the Reporting Persons.

Item 7. Material to be Filed as an Exhibit

99.1	Joint Filing Agreement.
99.2	Term Sheet

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 11, 2020

/s/ Stephan Wallach	/s/ Michelle Wallach
Stephan Wallach	Michelle Wallach

[Signature page to Amendment No. 1 to Schedule 13D]